OUR COMPETITIVE ADVANTAGE



COMES NATURALLY

WAUSAU·MOSINEE PAPER CORPORATION
2001 ANNUAL REPORT

SPECIALTY PAPER GROUP

At production facilities in Rhinelander and Mosinee, Wisconsin, and Jay, Maine, the Specialty Paper Group manufactures a variety of industrial papers with unique performance characteristics to meet the specialized needs of customers. Products include high-performance release liners, used as a base from which "peel-and-stick" pressure sensitive labels are dispensed. These highly engineered backing papers are designed for high-speed labeling machines, which apply labels on consumer products such as shampoo and deodorant. Products also include grease-resistant protective barrier paper for pet food and microwave popcorn, lightweight paper for sterilized medical packaging, creped tape backing paper used in the production of masking tape, interleaver paper used in steel processing and to protect polished steel after production, coating and laminating base papers used in composite can labeling and liner applications, and various other specialty papers. These products are sold directly to manufacturers and converters that serve a host of industries including consumer products, food service, automotive and metals.



	2001	2000	1999
Net sales	$354,181	$408,979	$412,419
Operating profit	$ (9,390)	$ (11,372)*	$ 21,532

**Includes $22.3 million pre-tax restructuring charge related to the May 2000 closure of the Sorg Paper Company.*

Regain profitability and achieve sustained growth by increasing volume in core markets and by focusing product development and marketing resources on new market niches.

- Enhance market leadership by leveraging our close customer relationships to anticipate market trends and new product requirements
- Focus product development resources on high-potential market niches
- Utilize knowledge of barrier technology to enter new markets
- Maintain emphasis on responsive customer service
- Drive significant cost reduction while improving production efficiency

TOWEL & TISSUE GROUP

At production facilities in Harrodsburg, Kentucky, and Middletown, Ohio, the Towel & Tissue Group produces and markets a broad line of towel, tissue, soap and dispensing systems under the Bay West name. These products are sold to paper and sanitary supply distributors that serve restaurants, theme parks, hospitals, hotels, office buildings, factories and other commercial and industrial locations. Product lines include DublSoft®, EcoSoft™ and Dubl-Tough®. Bay West differentiates itself from competitors through its intense focus on customer service, including industry-leading four-day average turnaround from order receipt to shipment, and through its exclusive Wave 'n Dry® dispensing system, the most innovative touch-free controlled-use toweling cabinet in the marketplace.



	2001	2000	1999
Net sales	$197,522	$185,953	$167,040
Operating profit	$ 26,382	$ 21,631	$ 22,381

Continue to increase share of the "away-from-home" towel and tissue market by increasing market penetration through product differentiation, unparalleled customer service, and expanded distribution capabilities.

- Maintain and strengthen Bay West's reputation for industry-leading customer service
- Further improve the distribution system, and leverage the new West Coast distribution center to extend distribution capabilities to new markets
- Continue marketing emphasis on proprietary controlled-use dispensing equipment that utilizes only Bay West paper products
- Leverage long-term business relationships with distributors to introduce product-line extensions
- Maintain attractive margins through product differentiation and ongoing focus on cost reduction and improved production efficiencies

WAUSAU-MOSINEE PAPER CORPORATION AT A GLANCE

OPERATING GROUPS

PRINTING & WRITING GROUP

At production facilities in Brokaw, Appleton, and Columbus, Wisconsin; Groveton, New Hampshire; and Jackson, Mississippi; the Printing & Writing Group manufactures a broad line of printing and writing papers, as well as specialty packaging products. Under the Wausau Papers® label, the group manufactures and converts a variety of printing, writing, and imaging papers in various weights, colors, sizes, and finishes, marketed under a variety of brands including Astrobrights®, Royal and Professional Series® products. These papers are used for printed documents such as annual reports, résumés, invitations, and greeting cards. Over 70 percent of Wausau Papers' products are sold in sheet form to paper distributors, who sell to commercial printers, in-plant print shops, quick printers, and copy centers. Products are also sold to office supply stores to reach small- and home-office customers and to converters that serve the greeting card and announcement industry. Under the Mosinee Converted Products name, the Printing & Writing Group produces specialty finishing and packaging products including moisture barrier laminated roll wrap, used to protect rolls of paper during storage and shipment. These products are sold to manufacturers and converters who serve multiple industries including paper, industrial packaging, and corrugated containers.


Astrobrights

FINANCIAL HIGHLIGHTS
(IN THOUSANDS)

	2001	2000	1999
Net sales	$392,026	$395,992	$403,276
Operating profit	$ 25,807	$ 20,109	$ 40,658

CENTRAL BUSINESS CHALLENGE

Continue profitable growth by leveraging market knowledge and product innovation to identify and seize market opportunities where our agility, dedication to customer service, and efficient distribution systems give us a competitive advantage.

STRATEGIC PRIORITIES

- Identify new product opportunities by monitoring market trends and competitor actions
- Identify ongoing sources of competitive advantage in service and distribution
- Sustain growth in the retail market segment by emphasizing product innovation and service supported by strong distribution capabilities
- Build upon leadership position in the "economical segment" of the text and cover market
- Increase Mosinee Converted Products sales through excellent quality and service and an aggressive sales effort centered on providing customized products
- Maintain emphasis on operations efficiency, building upon historical record of strong operations

WAUSAU-MOSINEE
PAPER CORPORATION

IS A LEADING PRODUCER OF A BROAD RANGE OF FINE PRINTING AND WRITING, SPECIALTY, AND TOWEL AND TISSUE PAPERS. Our operations are organized into three groups: the Printing & Writing Group produces printing and writing papers and specialty packaging products, the Specialty Paper Group produces a wide variety of technical specialty papers, and the Towel & Tissue Group produces a broad line of "away-from-home" towel and tissue products. Our ten production facilities are located in Wisconsin, Kentucky, New Hampshire, Ohio, Maine, and Mississippi.

Table of Contents

2001 FINANCIAL HIGHLIGHTS

(all dollar amounts in thousands, except per share data)

OPERATIONS

	2001	2000
Net sales	*$943,729*	*$990,924*
Earnings before income taxes	*15,330*	*1,138*
Net earnings	*9,660*	*718*
Depreciation, amortization and depletion	*60,948*	*58,860*
Cash provided by operating activities	*103,866*	*80,254*
Additions to plant and equipment	*29,791*	*86,896*

FINANCIAL CONDITION

	2001	2000
Working capital	*$101,724*	*$138,605*
Property, plant and equipment (net)	*634,928*	*662,204*
Long-term debt	*192,264*	*250,465*
Stockholders' equity	*364,855*	*376,548*
Total assets	*892,008*	*954,494*

SHAREHOLDER DATA

	2001	2000
Per share of common stock:		
Net earnings – basic and diluted	*$0.19*	*$0.01*
Cash dividends declared	*0.34*	*0.34*
Stockholders' equity	*7.09*	*7.33*
Approximate number of shareholders as of 2/21/02 and 2/14/01	*10,300*	*11,100*

FORWARD-LOOKING STATEMENTS

This annual report contains certain of management's expectations and other forward-looking information regarding the Company. While the Company believes that these forward-looking statements are based on reasonable assumptions, all such statements involve risk and uncertainties that could cause actual results to differ materially from those contemplated in this report. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described under the caption "Cautionary Statement Regarding Forward-Looking Information" in Item 1 of the Company's annual report on Form 10-K for the year ending December 31, 2000, and, from time to time, in the Company's other filings with the Securities and Exchange Commission.

TO OUR SHAREHOLDERS



THOMAS J. HOWATT, *President and Chief Executive Officer*

2001 WILL LIKELY BE REMEMBERED AS THE MOST difficult year in decades for the paper industry. But while a broad recession in the manufacturing sector and shrinking paper markets adversely affected the performance of the entire paper industry, a turnaround began at Wausau-Mosinee.

The year began with product margins under tremendous pressure from historically high energy costs and unusually high market pulp prices compared to paper selling prices. These circumstances, coupled with lowered demand, most notably in our Specialty Paper Group, resulted in a first-quarter loss.

As the year progressed, however, our cost structure improved due to declining natural gas and pulp prices, our efforts to sustain full operations at our Specialty Paper mills succeeded, and our intense focus on internal initiatives began to gain traction. As these efforts came together, we were successful in reporting favorable year-over-year earnings for the third and fourth quarters.

Internal Initiatives Generated Significant Results

In late 2000 we outlined a series of internal initiatives designed to improve our performance in areas we could control despite difficult market conditions. I am pleased to report that we exceeded expectations for all performance measures. These efforts have reduced our cost structure, improved our competitive position and strengthened our balance sheet.

Operational Excellence – We improved operating efficiencies by 3 1/2 percent versus the prior year despite declining demand in core markets. Our efforts provided a significant boost to operating profit.

Capital Spending Controls – We reduced capital spending from $87 million in 2000 to $30 million in 2001, less than 50 percent of our rate of depreciation. We accomplished this while properly maintaining our facilities and accelerating high-return projects that will drive improved profitability.

Working Capital Constraints – Our efforts to reduce targeted working capital components began in the fall of 2000, and by year-end 2001, had resulted in reductions of nearly $50 million, double our original goal of $25 million. This improved fiscal discipline was supported by every Company location.

Cost Reduction – We achieved record levels of savings from a corporate-wide focus on reducing costs at all facilities. In an industry plagued with excess capacity, our future success will require continued focus on improving the cost structure of our facilities.

Focused Product Development – We exceeded target levels of revenues from products introduced within the last three years. One notable success has been rapid market acceptance of our new high-performance release liners developed at the Rhinelander mill.

Collectively, our focus on improved cash flows allowed us to reduce long-term debt by $85 million from first-quarter peak levels. As a result, our year-end debt-to-total-capitalization ratio was reduced to approximately 35 percent, which positions us well to take advantage of future growth opportunities.

Results Encouraging at Printing & Writing and Towel & Tissue

Despite the highly competitive business environment in the paper industry throughout the year, two of our three operating groups achieved substantial gains in profitability.

The Printing & Writing Group was faced with extremely difficult market conditions as uncoated freesheet demand declined 8 percent over the prior year and created tremendous pressure on product pricing. Despite these circumstances, Printing & Writing sustained full operations at its mills for the year, growing shipments by 3 percent and increasing operating profits by 28 percent.

Operations at Printing & Writing also continued to improve. The Brokaw pulp mill reported record production for a second consecutive year, and both the Brokaw and Groveton paper mills achieved improved operating efficiencies.

One of the hallmarks of Printing & Writing's success is its long-term stability in a period of competitive uncertainty. The Group has consistently been known for benchmark service and strong customer relationships. The business

CAPITAL EXPENDITURES


$MM
$ 100
$ 75
$ 50
$ 25
1997
1998
1999
2000
2001

WE SUBSTANTIALLY REDUCED capital spending in 2001 while maintaining our facilities and accelerating high-return projects.

has grown despite a general industry decline with growth supported by recent expansion of regional distribution and state-of-the-art information systems.

In a year in which "away-from-home" towel and tissue markets declined by more than 2 percent, the Towel & Tissue Group again grew market share by increasing shipments 7 percent over the prior year. Coupled with comparable growth in its higher margin "proprietary" grades, operating profits rose 22 percent.

The Towel & Tissue Group's operations also excelled as the Harrodsburg converting center reached record production levels, and the Middletown paper mill achieved record productivity and a company-wide best safety record.

As the year concluded, Towel & Tissue opened a regional distribution center in southern California that will provide industry-leading service to this region and allow increased penetration in this attractive market.

Specialty Paper Made Progress

Compared to Printing & Writing and Towel & Tissue, the Specialty Paper Group was most significantly affected by the recessionary business climate and competitive pressures in 2001. Most of this business unit's products are custom-designed for industrial converters, so as demand softened, little opportunity existed to profitably redirect production. Core markets within the Specialty Paper Group experienced demand declines of up to 30 percent and suffered from severe pricing pressure throughout the year.

As difficult market conditions resulted in downtime at two of our three mills in the first half of the year, we focused on securing profitable but non-traditional business. This allowed the facilities to run at full capacity during the second half of the year and dramatically reduced losses from the first quarter. Our ongoing focus on operating efficiencies also helped minimize losses – our Otis and Mosinee paper mills and Mosinee pulp mill set production records for the year.

To improve the performance of the Specialty Paper Group, we are focusing on new product opportunities. While our

2001 LONG-TERM DEBT


$MM
$ 300
$ 250
$ 200
$150
$ 100
Q1
Q2
Q3
Q4

OUR STRONG CASH FLOW allowed us to reduce long-term debt by approximately $85 million, or 30 percent, from first-quarter peak levels.

short-term efforts to sustain full operations have focused outside our core markets, our future success will depend on developing new, more profitable, strategic market opportunities. Initiatives are proceeding at an intense level at all three specialty mills.

Using Our Competitive Advantage to Succeed

Much of this annual report is dedicated to our competitive advantages – attributes that we believe set us apart from our competition. In a rapidly changing industry, we do not view consolidation as a threat but as an opportunity to strengthen our position in the markets we serve. Where others have failed, we have used our competitive advantages to increase market share and build stronger customer relationships. In an industry full of larger competitors, we can more quickly respond to ever-changing customer needs and seize marketplace opportunities.

We have earned our reputation by listening and responding to customer needs – and by leveraging our unique capabilities to create and sustain a competitive advantage.

Looking Ahead

The paper industry and Wausau-Mosinee have come through a most difficult period. Industry bankruptcies, facility closures, and asset rationalizations reached unprecedented proportions in 2001.

Despite extensive industry consolidation over the past couple of years, excess capacity remains in many segments of the industry, and we continue to face an uncertain economy. As a result, we began 2002 with a continuing focus on issues within our control – namely our competitive advantages and the internal initiatives that were so successful last year.

Wausau-Mosinee has come through this period with its reputation intact for product innovation, unparalleled customer service, and strong operations. You can be confident that we are working hard to make our recent favorable quarterly earnings reports a trend.




QUARTERLY EARNINGS PER SHARE
2000
2001
$0.15
0.10
0.05
Q3
Q4

WE ACHIEVED TWO QUARTERS

of improved year-over-year earnings, despite the difficult economic environment.



AGILITY

IN AN INDUSTRY IN WHICH CONSOLIDATION IS CREATING FEWER BUT LARGER COMPANIES, WAUSAU·MOSINEE CONSISTENTLY PROVES THAT BIGGER IS NOT NECESSARILY BETTER.

RETAIL SHIPMENTS


Tons
35,000
30,000
25,000
20,000
15,000
10,000
5,000
1997
1998
1999
2000
2001

OUR PRINTING & WRITING

Group's *agility in responding to customer needs* has helped increase retail shipments at a compound annual growth rate of nearly 25 percent from 1997 to 2001.

OUR AGILITY ENABLES US TO STAY CLOSER TO OUR businesses, understand our markets and move quickly when we see attractive opportunities. For example:

Our Printing & Writing Group has driven its retail sales by responding quickly to the needs of our customers with product innovations such as higher brightness papers and custom see-through packaging. We manufacture smaller sheet-count packages internally – something that many of our competitors can't do – that are sold through office supply stores. And we supply creative point-of-purchase retail displays to help increase sales and build greater brand awareness.

When we recognized a market opportunity for value text and cover papers, we developed and marketed our new Royal family of products that offered the most important attributes of higher-end text and cover products at attractive price points. These new products have been extremely well-accepted in the marketplace.

Our Specialty Paper Group has streamlined its product development process so it can move quickly to seize the best market opportunities. The new process identifies opportunities that fit key criteria, including good margins, low capital investment needs, and quick development time. The result is faster response to customer needs, and rapid adaptation to a constantly changing market.

Our Towel & Tissue Group is both large enough to generate economies of scale and small enough to put our decision-makers close to our customers. This means we get things done quickly – whether helping a customer fill a sudden inventory need or responding to a request for private label products. Our customers appreciate the fact that we're easy to work with.

WHEN A CUSTOMER LOST ITS supply source for paper roll wrap on a Friday, Mosinee Converted Products matched the product specifications, produced the necessary roll wrap that evening and shipped it the next day. The product arrived at the customer's plant Monday morning, enabling production to continue without delay.

"I have the feeling that I can call anybody in upper management. There's no political red tape in the way of getting something done."

— RONNIE KENT, *President, Associated Paper Inc.*


Astrobright
The Brightest
GRAY
FIBER
BRIGHT WHITE
PROFESSIONAL SERIES
ROYAL
Scotch
3M
SHAMPOO
SEDAL
Selective
DublSoft



MARKET KNOWLEDGE

WE UNDERSTAND OUR MARKETS AND OUR CUSTOMERS – OUR ABILITY TO MEET CUSTOMER NEEDS ENABLES US TO BUILD STRONG POSITIONS IN HIGHER-MARGIN GROWTH MARKETS.


2001 HPL VOLUME
Tons
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Goal
Actual
Q4

SHIPMENTS OF OUR SPECIALTY Paper Group's new High Performance Liner (HPL) products exceeded our 2001 goal, reaching an annualized run-rate of more than 30,000 tons in the fourth quarter.

BEING CLOSE TO OUR MARKETS AND OUR CUSTOMERS allows us to anticipate trends, develop differentiated and improved products, and build strong customer relationships. For example:

Our Printing & Writing Wausau Papers' sales group meets regularly with customers to discuss market trends and end-user needs; it's one of the ways we involve our customers, listen to their views, and respond to their needs. This process has led to new products like smoother papers, heavier cover weights, special paper sizes for the digital market, and trendy colors and finishes for greeting card manufacturers.

Our Specialty Paper Group recently developed state-of-the-art High Performance Liners (HPL) to meet the increasing expectations of our customers. After testing these new liners with a number of leading customers and proving their superior performance, we've met our aggressive 2001 first-year sales goal.

In addition, our long history in barrier papers has provided us with in-depth technical knowledge. We have combined that expertise with unique manufacturing capabilities to develop grease-resistant papers for a wide range of packaging applications, including pet food and microwave popcorn bags.

In a market in which products are widely viewed as commodities, our Towel & Tissue Group creates product differentiation by providing clear customer benefits. We've developed a unique, electronic, touch-free controlled-use hand towel dispensing cabinet that provides convenience to end users and cuts customers' costs by reducing waste. And since the dispenser fits only our products, it generates profitable sales for us and for our distributors.

"We identify opportunities and increase sales by networking with and staying close to our customers."

— ALBERT K. DAVIS, *Senior Vice President, Specialty Paper Group*


BAY WEST
Wave'n Dry

IN RESPONSE TO CUSTOMER

needs, we developed a unique, touch-free hand towel dispensing cabinet that offers many benefits:

- End-user convenience and hygiene, especially in environments such as healthcare facilities and food-service preparation areas.
- Limited product waste and controlled cost, since only a pre-measured amount of towel is dispensed.


BAY-BREASTED WARBLER

CUSTOMER SERVICE

WE KNOW OUR CUSTOMERS, AND WE MAKE IT EASY FOR THEM TO DO BUSINESS WITH US.

ONE-STOP SHOPPING. RESPONSIVE CUSTOMER service. Accurate, on-time order fulfillment. These are some of the ways we make it easy for our customers to do business with us. Consistent, high-quality customer service builds loyalty and keeps customers coming back. For example:

Our Printing & Writing Group ships paper from five distribution centers strategically located nationwide to provide next-day delivery to most major markets. Our commitment to a broad product offering – we stock 2,000 different items for immediate shipment – truly makes us a one-stop shop for our customers, who depend on us to fill their orders accurately and on time. We also respond quickly to specific product needs of our customers.

For virtually all of our major customers, our Specialty Paper Group has innovative warehousing and transportation arrangements that reduce our customers' costs and improve their efficiencies. Examples include Vendor Managed Inventory (VMI) and local warehousing adjacent to customer facilities, as well as Just In Time (JIT) inventories at our production sites. These systems help our customers reduce raw material inventories from several weeks to one or two days and translate to cost savings and improved bottom line returns.

Our Towel & Tissue Group centralizes order processing at our distribution site in Harrodsburg, Kentucky, and supports it with an outstanding customer service organization that, 99.5 percent of the time, is able to fill and ship orders with stocked product within four to five days. Our customer service really sets us apart – distributors tell us our service is second to none.

"Bay West is the best paper vendor I have ever done business with in my 25-year history. They have gone above and beyond the call of duty so many times."

— LYNN PROFFER, *Owner, Topmost Chemical & Paper Corp.*

INDUSTRY-LEADING DISTRIBUTION STRATEGIES

Each of our businesses has unique customers and products...and each executes a distribution strategy aimed at ensuring that our customers get what they want, when they want it.

PRINTING & WRITING GROUP:

- Provides 2,000 items through five distribution centers located in Los Angeles; Dallas; Groveton, New Hampshire; and Brokaw and Appleton, Wisconsin; offering next-day delivery to 23 major metropolitan markets.
- Sets an industry standard by immediately filling nearly 95 percent of stock orders.

SPECIALTY PAPER GROUP:

- Sells products on a direct basis to manufacturers and distributors in several industries, including consumer products, food service, automotive, and metals.
- Provides VMI (Vendor Managed Inventory) programs, JIT (Just In Time) inventory, and local warehousing to support the needs of our strategic customers.

TOWEL & TISSUE GROUP:

- Sells to more than 680 industry-specific distributors with primary concentration in North America.
- Fills and ships an industry-leading 99.5 percent of orders directly from stock from a main distribution site in Harrodsburg, Kentucky.
- Added a West Coast distribution center to improve service to customers in that region.





OPERATIONAL EXCELLENCE

CONTINUOUSLY IMPROVING PRODUCTIVITY AND QUALITY PROVIDES THE FOUNDATION UPON WHICH WE BUILD VALUE FOR CUSTOMERS AND SHAREHOLDERS.



MIDDLETOWN PAPER PRODUCTION & SAFETY RECORD
Tons
102,000
94,000
86,000
78,000
70,000
Total Incident Rate
12
10
8
6
4
2
0
2000
2001

IMPROVEMENTS IN PRODUCTIVITY and efficiency led to record safety and production levels at our Towel & Tissue mill in Middletown, Ohio.



OUR FOCUS ON OPERATIONAL EXCELLENCE HELPS our entire company improve quality and productivity, increase efficiency, and further improve our safety record. For example:

Our employees are an important source of ideas for improving efficiencies throughout all levels of our organization. Our "Pride Idea" program rewards employees for reducing costs, streamlining efficiencies, and improving product quality. More than 5,000 employee ideas – from mechanical solutions and product development suggestions to customer service and safety improvements – have been submitted since the merger that created Wausau-Mosinee Paper Corporation in 1997.

Our Printing & Writing Group's emphasis on productivity improvement has resulted in monthly and daily production records at our Brokaw, Wisconsin and Groveton, New Hampshire mills. We constantly seek opportunities to reduce costs while improving processes, as with the cogeneration project at our Groveton mill. Utilizing a natural gas-fired turbine and heat recovery steam generator, this project reduces air emissions and cuts energy costs while ensuring that the mill has capacity to grow.

In our Specialty Paper Group, equipment and capital projects are driven by a need to meet the changing requirements of our industrial converter customers. While projects may be initiated to meet customer needs, we also build in technology that reduces costs and improves efficiencies and quality. We're setting safety records even as we make changes to upgrade our mix and improve operations.

Our Towel & Tissue Group's mill in Middletown, Ohio, operates one of the fastest tissue machines in North America, producing bath tissue at paper machine speeds exceeding 6,000 feet per minute. The mill met several operational goals during 2001 and established a new production record by manufacturing more than 100,000 tons of towel and tissue during the year, up from 93,000 tons in 2000. We also reduced product rejection rates by more than 40 percent while substantially improving our safety performance.

Our Towel & Tissue converting and distribution center in Harrodsburg, Kentucky, maintains ISO 9002 certification, further ensuring the delivery of high-quality products. It is also one of the most cost-efficient facilities in the industry.

"Our operations staff loves taking deliveries from Wausau because pallets are clearly marked and documentation is always accurate. If they say a product is there, it's there."

— JOSEPH T. JORDAN, *President, Bosworth Papers, Inc.*



REFLECTION OF 2001

FINANCIAL REVIEW



MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

OPERATIONS REVIEW

NET SALES

(all dollar amounts in thousands)	2001	2000	1999
Net sales	$943,729	$990,924	$982,735
Percent increase/(decrease)	(5%)	1%	—

Net sales for the twelve months ended December 31, 2001 were $943.7 million, 4.8% below 2000 net sales of $990.9 million. Net sales in 1999 were $982.7 million. Total shipments in 2001 were 807,000 tons, 1.1% higher than the 798,000 tons shipped the previous year. Shipments in 1999 were 844,000 tons. Results in 2000 and 1999 include sales and shipments from the Sorg Paper Company, which was closed in May 2000. Sales and shipments from Sorg totaled $27.8 million and 20,000 tons in 2000 and $48.3 million and 41,000 tons in 1999. Results in 1999 include sales of $21.2 million and shipments of 22,000 tons from the operation of the school papers business which was sold in early 2000. Shipments in 2001 exceeded prior year for the Printing & Writing Group and Towel & Tissue Group but fell below 2000 in the Specialty Paper Group due to the closure of the Sorg Paper Company. Although combined shipments were higher on a year-over-year basis, an economic recession in 2001 reduced market demand and, combined with increased competitive pressures, resulted in product price and sales mix deterioration during the year. For the Company's paper products, average selling price declined more than 5%, impacting net sales approximately $54 million in 2001 as compared to 2000. Of the average selling price decline, actual product price changes account for approximately 40% or $22 million with mix changes accounting for the remainder of the difference. Average selling prices declined during 2001 across all three business segments with the most significant deterioration occurring in the Specialty Paper Group.

Discussion of market conditions and trends is included in the segment summaries below. Where published market data is available it is referenced in the following discussion. Certain markets within which the Company competes are small and highly fragmented. Where industry data is not available, the Company's analysis is based on more subjective market indicators such as order patterns for Company products and discussion with customers regarding overall industry volumes.

Printing & Writing Group shipments were 345,000 tons in 2001, 2.7% higher than the 336,000 tons shipped in 2000. Shipments in 1999 were 361,000 tons including 22,000 tons from the operation of the school papers business, which was sold in early 2000. Average selling price in 2001 declined approximately 4% year-over-year with product mix deterioration accounting for most of the decline. Demand for uncoated free sheet papers declined approximately 8% in 2001 as compared to the prior year with market demand for text, cover and other premium printing papers decreasing an even greater amount. While market demand decreased in some of the Printing & Writing Group's core markets, shipments increased in the retail market segment and commodity offset products. Lower-priced commodity offset shipments replaced higher-priced core Printing & Writing grades during 2001, resulting in mix deterioration that accounted for most of the decline in average selling price. Market conditions for Printing & Writing Group products remained weak as 2002 began.

Shipments in the Specialty Paper Group totaled 323,000 tons, a decrease of 2.7% compared to prior year shipments of 332,000 tons. Shipments in 2000 included 20,000 tons from the Sorg Paper Company, which was closed in May 2000. Shipments in 1999 were 359,000 tons including 41,000 from the operation of Sorg. Excluding Sorg Paper Company volume, shipments from ongoing operations were 323,000 tons in 2001 compared with 312,000 tons in 2000, an increase of 3.5%. Market demand for the Specialty Paper Group's creped tape backing paper declined more than 30% in 2001 while demand in other market categories declined significantly but by lesser amounts. The overall decrease in demand was driven primarily by weak economic conditions and reduced activity in the industrial sector. In addition, the Specialty Paper Group lost position in the pressure sensitive backing paper or release liner market in 2000 and early 2001 due to increased competitive pressures. Some of the market share lost was recovered late in 2001 through the volume ramp-up of a new High Performance Liner (HPL). This new highly engineered release liner has superior performance characteristics as compared to traditional pressure sensitive backing paper products. Shipments of HPL products, introduced in late 2000, totaled over 20,000 tons for the year and built to an annualized run-rate in excess of 30,000 tons by the fourth quarter. Additional market share gains are expected. Non-core product shipments which include tablet and offset grades, totaled 50,000 tons in 2001 compared to 8,000 tons in 2000. Non-core products carry a significantly lower average selling price than traditional core products. Average selling price declined approximately 9% on a year-over-year basis with product mix differences accounting for nearly half of the decrease. Specialty Paper Group markets remained largely unchanged as 2002 began.

The Towel & Tissue Group posted record shipments in 2001 of 139,000 tons, an increase of 6.9% compared to shipments of 130,000 tons in 2000. Shipments in 1999 were 124,000 tons. Growth of higher margin proprietary products tracked the growth of overall shipments for the most recent year. The "away-from-home" segment of the towel and tissue market contracted more than 2% in 2001. Product mix was comparable in 2001 as compared to 2000 with average selling price essentially unchanged. Pricing remained very competitive in early 2002 with overall demand in the "away-from-home" towel and tissue market improving slightly.

GROSS PROFIT ON SALES

(all dollar amounts in thousands)	2001	2000	1999
Gross profit on sales	$97,314	$104,519	$139,098
Gross profit margin	10%	11%	14%

Gross profit margins decreased in 2001 to $97.3 million or 10.3% of net sales from $104.5 million or 10.5% in 2000 and $139.1 million or 14.2% in 1999. The decrease can be traced, in part, to reduced selling prices, product mix deterioration and increased natural gas costs. Natural gas prices in 2001 increased approximately 13% or more than $3 million as compared to prior year. Natural gas prices began rising in the second half of 2000, peaking at over $10 per decatherm in January 2001. Prices declined during the course of the year, averaging $4 per decatherm over the fourth quarter. Market pulp and wastepaper prices began to fall in late 2000 and continued their decrease through 2001. The price of market pulp, the basic raw material used in the manufacture of paper, decreased approximately $150 per air-dried metric ton or $53 million in 2001 as compared to 2000. The price of wastepaper, used in the production of towel and tissue, decreased $47 per standard ton or $6 million as compared to last year. Other manufacturing cost elements increased in 2001 as compared to 2000 including depreciation, labor and benefit costs. In comparison to raw material and natural gas costs at the beginning of 2001, product selling prices were relatively low. This combination led to a relatively narrow gross profit margin of 6.9% in the first quarter. Driven principally by declining market pulp, wastepaper and natural gas prices, margins improved to 11.8% in the fourth quarter. As 2002 began, market pulp, wastepaper and energy prices were all slightly lower than those experienced in the fourth quarter of 2001.

Printing & Writing Group 2001 gross profit margin was 11.9% compared to 10.2% in 2000 and 15.2% in 1999. Product selling price declines, mix deterioration and natural gas price increases were more than offset by market pulp price declines and improved operations to account for most of the margin gain. The Printing & Writing Group's mills operated near capacity in both 2000 and 2001 with several production records established in the latter year. Margins improved from 7.0% in the first quarter to 14.5% in the fourth quarter of 2001.

Specialty Paper Group gross margins declined to 2.5% in 2001 from 7.6% in 2000 and 11.6% in 1999. Hardest hit of the Company's three business segments by weak economic conditions and competitive pressures, Specialty Paper Group selling price declines, mix deterioration and natural gas price increases were only partially offset by lower market pulp prices. The Group recorded the equivalent of two weeks of market-related downtime at each of two mills over the first half of 2001. Gross profit margin in the first quarter was 0.9%. Reduced market pulp and natural gas costs and full operations allowed the Specialty Paper Group to improve gross profit margins to 3.7% in the fourth quarter.

The Towel & Tissue Group recorded 2001 gross profit margins of 21.0% compared to 18.8% in 2000 and 20.8% in 1999. Relatively stable selling prices and product mix combined with reduced wastepaper prices to improve 2001 margins as compared to 2000. Gross profit margins increased from 19.1% in the first quarter to 21.2% in the fourth quarter. Reduced raw material prices and record operating rates drove most of the profitability improvement experienced during 2001.

Order backlogs increased to 27,500 tons representing $30.5 million in sales, for all operating groups as of December 31, 2001. This compares to 22,000 tons and $27.5 million in sales at the end of 2000 and 34,000 tons and $39.7 million in sales at the end of 1999. The 2001 improvement in order backlog does not necessarily indicate strengthening business conditions as a large portion of orders are shipped directly from inventory upon receipt and do not impact backlog numbers.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

LABOR

New labor agreements with the Paper, Allied-Industrial, Chemical & Energy Workers International Union were successfully negotiated in 2001. Union employees at the Brokaw mill signed a five-year agreement. The Sorg mill contract, still covering employees with Mosinee Holdings, Inc., was extended until April 30, 2003, when the Bay West Ohio mill contract expires. These employees will then be covered under the Bay West Ohio agreement. The agreements contain wage increases similar to those negotiated at other paper companies during the year. Labor agreements will expire at other facilities in 2002, 2003, 2004 and 2005.

The Company maintains good labor relations in all facilities.

OPERATING EXPENSES

(all dollar amounts in thousands)	2001	2000	1999
Selling and administrative	$66,707	$63,580	$59,452
Percent increase/(decrease)	5%	7%	(1%)
Restructuring	—	21,715	—
Total operating expense	66,707	85,295	59,452
As a percent of net sales	7%	9%	6%

In 2001, 2000 and 1999, selling and administrative expenses were impacted by stock incentive programs charges or credits, which were determined by the Company's stock price change. During 2001 the charge for these programs was $3.0 million, compared to charges of $1.2 million in 2000 and credits of $3.9 million in 1999. In addition, selling and administrative costs for 2001 were impacted by general wage and benefit cost increases, as well as higher bad debt expense compared to 2000. Employee benefit costs increased $1.0 million in 2001. Bad debt expense totaled $1.3 million in 2001 compared to $0.4 million in 2000 and $0.1 million in 1999. The year ended December 31, 2000, was impacted by a charge of $2.6 million due to the resignation of the Company's President and CEO.

In the first quarter of 2000, the Company announced the closure of the Sorg Paper Company mill in Middletown, Ohio. In connection with this closure, the Company recorded a pre-tax restructuring charge of $22.3 million during 2000 in the Specialty Paper Group segment to cover shutdown and asset disposition costs. For additional information on the closure of the Sorg Paper Company and related restructuring charge, please refer to Note 2-Restructuring in the Notes to Consolidated Financial Statements.

OTHER INCOME AND EXPENSE

(all dollar amounts in thousands)	2001	2000	1999
Interest expense	$14,416	$15,713	$11,823
Other income (expense)	(861)	(2,373)	194

Interest expense decreased in 2001 compared to 2000 due to lower debt levels and weighted average interest rates. The reduction in debt in 2001 was due principally to internal initiatives aimed at limiting capital spending and reducing inventory levels as a component of working capital. Interest expense in 2000 and 1999 had increased year-over-year as average debt levels rose due to increased capital spending and the repurchase of $1.3 million and $32.4 million of Company stock in 2000 and 1999, respectively.

In exchange for cash payments totaling $6.4 million in 2001, the Company terminated the outstanding interest rate swap agreements that had effectively converted $88.5 million of fixed rate debt to variable rate debt. Additional information on the termination of the interest rate swap agreements and the related debt is discussed within Note 4-Debt and Note 12-Financial Instruments in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Interest expense is expected to be slightly lower in 2002 than in 2001 due to lower anticipated average debt levels resulting from continued limitations on capital spending and reductions in components of working capital. Capitalized interest totaled $0.2, $1.1 and $0.6 million in 2001, 2000 and 1999, respectively. Fluctuations in capitalized interest are primarily dependent on varying levels of capital expenditures qualifying under capitalized interest criteria as outlined in Note 1-Description of the Business and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Other income and expense is comprised of $1.1 million in net losses on disposal of assets in 2001 compared to $0.6 and $0.3 million in net losses on asset disposals in 2000 and 1999, respectively. Additionally, 2000 includes anti-trust settlement charges of $2.0 million. Other income and expense also includes interest income of $0.3, $0.1, and $0.2 million in 2001, 2000 and 1999, respectively.

INCOME TAXES

(all dollar amounts in thousands)	**2001**	2000	1999
Income tax provision	**$5,670**	$420	$25,600
Effective tax rate	**37.0%**	36.9%	37.6%

The effective tax rates for the years presented are indicative of the Company's normalized tax rate. The effective tax rate for 2002 is expected to approximate 37%.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW AND CAPITAL EXPENDITURES

(all dollar amounts in thousands)	**2001**	2000	1999
Cash provided by operating activities	**$103,866**	$80,254	$89,334
Percent increase/(decrease)	**29%**	(10%)	(24%)
Working capital	**101,724**	138,605	140,822
Percent increase/(decrease)	**(27%)**	(2%)	73%
Current ratio	**1.8:1**	2.1:1	2.2:1

Cash flow increased in 2001 compared to 2000 principally due to increased cash flow earnings from operations, proceeds from the termination of the interest rate swap agreements and proceeds from stock option exercises. In 2001, the Company limited capital spending due to weak economic conditions and excess production capacity in the paper industry. As a result, capital expenditures totaled $29.8 million in 2001 compared to $86.9 million in 2000 and $80.6 million in 1999. The $57.1 million reduction in 2001 spending as compared to 2000 was accomplished by limiting spending to selected higher return opportunities and essential maintenance-related capital projects. In 2002, the Company will continue the program implemented in 2001 that limits capital spending to a level not to exceed the forecasted expense for depreciation, depletion and amortization.

During 2001, the Specialty Paper Group completed work on the High Performance Liner (HPL) project at the Rhinelander mill. 2001 spending on this project was $3.4 million. In addition, the Mosinee mill spent $0.9 million on Cluster Rule compliance projects.

Within the Printing & Writing Group, $1.0 million was spent on Cluster Rule Compliance projects and $1.8 million on new converting equipment.

The Towel & Tissue Group spent $5.4 million on several new toweling and tissue lines. The Middletown mill also performed a reel upgrade for $0.8 million.

The balance of $16.5 million in 2001 capital expenditure projects were individually under $1.0 million. These expenditures consist of approximately $13.6 million for essential quality and replacement projects, $2.3 million on high-return projects, and $0.6 million for environmental control projects.

The Company believes the borrowings under its credit agreements and its earnings for 2002 will be sufficient to meet its cash flow needs for capital, working capital and investing activities in 2002.

DEBT AND EQUITY

(all dollar amounts in thousands)	2001	2000	1999
Short-term debt	$ —	$ 241	$ 230
Long-term debt	192,264	250,465	220,476
Total debt	192,264	250,706	220,706
Stockholders' equity	364,855	376,548	393,760
Total capitalization	557,119	627,013	614,236
Long-term debt/ capitalization ratio	35%	40%	36%

The Company's debt was restructured in 1999 and modified in 2001. Total debt decreased $58.4 million from 2000 to $192.3 million at the end of 2001 while increasing $30.0 million between 2000 and 1999. Cash provided by operations and reduced capital spending levels resulted in the repayment of debt obligations in 2001.

A private placement of $138.5 million in senior notes was closed and funded in August 1999. The notes have an original maturity of 8, 10 and 12 years at $35 million, $68.5 million and $35 million, respectively. In conjunction with the private placement, the Company entered into an interest rate swap arrangement that effectively converted $88.5 million of fixed rate obligations to variable rate debt. On March 17, 2001, the Company terminated its interest rate swap agreement with respect to $30 million of its 7.43% senior notes due August 31, 2011, in exchange for a cash payment of $2.3 million. On August 10, 2001, the Company terminated its interest rate swap agreement with respect to $58.5 million of its 7.31% senior notes due August 31, 2009, in exchange for receiving a cash payment of $4.1 million. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments.

The Company also entered into a revolving credit facility in December 1999 with four banks for $200 million. The facility had a 364-day component for $50 million that expired on March 9, 2001, and a $150 million component that matures in 2004. Upon expiration of the $50 million 364-day component, the Company entered into a $12.5 million line of credit with one of its four major banks. The line of credit expires on March 7, 2003.

The Company maintains a commercial paper placement agreement, with one of its four major banks, which provides for the issuance of up to $50 million of unsecured debt obligations. The commercial paper placement agreement requires unused credit availability under the Company's revolving credit agreement equal to the amount of outstanding commercial paper. On December 31, 2001, the Company had a combined total of $114.7 million available for borrowing under its revolving credit and commercial paper placement agreements.

In August 1995, the Company obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued under the revolving credit facility. For additional information on debt obligations, please refer to Note 4–Debt of the Notes to Consolidated Financial Statements.

In April 2000, the Company's Board of Directors authorized the repurchase of 2,571,000 shares of the Company's common stock. The new authorization added to the balance remaining on a 1998 authorization to repurchase 5,650,000 shares of the Company's common stock. During 2000, the Company repurchased 150,300 shares at prices ranging from $7.75 to $9.31. During 1999, the Company repurchased 2,206,926 shares at prices ranging from $11.94 to $16.06 per share. The repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2001 there were 2,638,674 shares available for purchase under the existing authorizations.

During 2001 and 2000, the Board of Directors declared cash dividends of $.34 per share.

SELECTED FINANCIAL DATA

(all dollar amounts in thousands, except per share data)	2001	2000	1999	1998	1997[1]
	For the year ended December 31,				
FINANCIAL RESULTS					
Net sales[2]	$ 943,729	$ 990,924	$ 982,735	$ 982,467	$ 968,289
Depreciation, depletion and amortization	60,948	58,860	55,012	52,207	47,259
Operating profit	30,607	19,224	79,646	72,145	120,828
Interest expense	14,416	15,713	11,823	7,683	8,103
Earnings before provision for income taxes	15,330	1,138	68,017	65,801	113,589
Net earnings	9,660	718	42,417	40,801	65,398
Cash dividends paid	17,498	17,207	16,233	15,494	13,134
Cash flows from operating activities	103,866	80,254	89,334	117,859	99,724
PER SHARE					
Net earnings-basic and diluted	$ 0.19	$ 0.01	$ 0.81	$ 0.73	$ 1.13
Cash dividends declared	0.34	0.34	0.32	0.28	0.25
Stockholders' equity	7.09	7.33	7.53	7.12	7.61
Average number of shares outstanding	51,466,000	51,354,000	52,265,000	55,708,000	57,811,000
Price range (low and high closing)	$8.82–14.00	$7.63–14.63	$10.94–18.44	$12.25–24.06	$17.55–25.38
FINANCIAL CONDITION					
Working capital	$ 101,724	$ 138,605	$ 140,822	$ 81,406	$ 126,653
Total assets	892,008	954,494	941,872	904,367	875,637
Long-term debt	192,264	250,465	220,476	127,000	140,500
Stockholders' equity	364,855	376,548	393,760	396,586	440,160
Capital expenditures	29,791	86,896	80,619	77,023	66,062
RATIOS					
Percent net earnings to sales	1.0%	0.1%	4.3%	4.2%	6.8%
Percent net earnings to average stockholders' equity	2.6%	0.2%	10.7%	9.8%	15.8%
Ratio of current assets to current liabilities	1.8 to 1	2.1 to 1	2.2 to 1	1.8 to 1	2.4 to 1
Percent of long-term debt to total capital	34.5%	39.9%	35.9%	24.3%	24.2%

(1) As a result of a change in fiscal year from August 31 to December 31 and merger of Wausau Paper Mills Company and Mosinee Paper Corporation ("Mosinee") in December 1997 which was accounted for as pooling of interests, the financial information has been restated to retroactively combine Mosinee's financial statements as if the merger had occurred at the beginning of the earliest period presented.

(2) The Company has adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Under its provisions, all shipping and handling costs were reclassified from Net Sales to Cost of Sales. All comparative prior year periods presented have been restated to reflect the change.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Wausau-Mosinee Paper Corporation is responsible for the quality and objectivity of the financial data contained in the financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared. Management is also responsible for preparing other financial information included in this annual report.

Management depends on the Company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by management and corrective action is taken if needed.

The Board of Directors provides oversight of financial reporting through its Audit Committee. The Audit Committee meets with the independent public accountants and management to review the scope of the internal audit process, audit engagements, external auditor independence and financial reporting matters.

The Company's independent auditors are engaged to provide an objective and independent review of the Company's financial statements in accordance with generally accepted auditing standards and to express an opinion thereon. The report of the Company's independent auditors is included in the annual report.



Scott P. Doescher
Sr. Vice President, Finance
Secretary and Treasurer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
Wausau-Mosinee Paper Corporation
Mosinee, Wisconsin

We have audited the accompanying consolidated balance sheet of Wausau-Mosinee Paper Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statements of income, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Wausau-Mosinee Paper Corporation and Subsidiaries as of December 31, 2000 and 1999, were audited by other auditors whose report dated January 25, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wausau-Mosinee Paper Corporation and Subsidiaries at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

January 25, 2002
Milwaukee, Wisconsin

CONSOLIDATED BALANCE SHEETS

(all dollar amounts in thousands)	*As of December 31,* 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,010	$ 10,579
Receivables, net	69,425	77,182
Refundable income taxes	1,241	5,470
Inventories	124,338	151,349
Deferred income taxes	14,111	16,463
Other current assets	1,910	1,432
Total current assets	223,035	262,475
Property, plant and equipment, net	634,928	662,204
Other assets	34,045	29,815
TOTAL ASSETS	$ 892,008	$ 954,494
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 241
Accounts payable	64,060	67,896
Accrued and other liabilities	57,251	55,733
Total current liabilities	121,311	123,870
Long-term debt	192,264	250,465
Deferred income taxes	105,638	106,956
Postretirement benefits	54,253	53,867
Pension	37,223	27,870
Other noncurrent liabilities	16,464	14,918
Total liabilities	527,153	577,946
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY		
Preferred stock (500,000 shares authorized) no par value	—	—
Common stock (100,000,000 shares authorized) no par value	173,114	171,819
Retained earnings	316,939	324,797
Subtotals	490,053	496,616
Treasury stock, at cost	(115,516)	(118,595)
Accumulated other comprehensive loss	(9,682)	(1,473)
Total stockholders' equity	364,855	376,548
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 892,008	$ 954,494

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(all dollar amounts in thousands, except per share data)	*For the year ended December 31,* 2001	2000	1999
Net sales	$943,729	$990,924	$982,735
Cost of sales	846,415	885,806	843,637
Restructuring charge - inventory	—	599	—
Total cost of sales	846,415	886,405	843,637
Gross profit	97,314	104,519	139,098
Operating expenses:			
Selling and administrative	66,707	63,580	59,452
Restructuring	—	21,715	—
Operating profit	30,607	19,224	79,646
Other income (expense):			
Interest expense	(14,416)	(15,713)	(11,823)
Interest income	262	138	230
Other	(1,123)	(2,511)	(36)
Earnings before provision for income taxes	15,330	1,138	68,017
Provision for income taxes	5,670	420	25,600
Net earnings	$ 9,660	$ 718	$ 42,417
Net earnings per share-basic	$ 0.19	$ 0.01	$ 0.81
Net earnings per share-diluted	$ 0.19	$ 0.01	$ 0.81

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts in thousands)	*For the year ended December 31,* 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 9,660	$ 718	$ 42,417
Provision for depreciation, depletion and amortization	60,948	58,860	55,012
Provision for losses on accounts receivable	1,339	396	110
Loss on property, plant and equipment disposals	1,145	622	334
Compensation expense for stock option grants	1,902	1,183	—
Deferred income taxes	1,034	1,854	12,072
Changes in operating assets and liabilities:			
Receivables	6,418	2,462	(7,131)
Inventories	27,011	4,473	(5,605)
Other assets	(10,243)	(2,541)	(1,285)
Accounts payable and other liabilities	247	16,059	(8,234)
Accrued and refundable income taxes	4,405	(3,832)	1,644
Net cash provided by operating activities	103,866	80,254	89,334
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(29,791)	(86,896)	(80,619)
Proceeds from property, plant and equipment disposals	607	244	1,218
Net cash used in investing activities	(29,184)	(86,652)	(79,401)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net repayments of short-term notes	—	—	(45,466)
Net borrowings (repayments) under credit agreements	(64,190)	33,230	(45,265)
Payments under capital lease obligation	(241)	(230)	(269)
Net borrowings (repayments) of long-term notes	—	(3,000)	132,500
Proceeds from termination of interest rate swap	6,382	—	—
Dividends paid	(17,498)	(17,207)	(16,233)
Proceeds from stock option exercises	2,296	87	128
Payments for purchase of treasury stock	—	(1,300)	(32,426)
Net cash (used in) provided by financing activities	(73,251)	11,580	(7,031)
Net increase in cash and cash equivalents	1,431	5,182	2,902
Cash and cash equivalents at beginning of year	10,579	5,397	2,495
Cash and cash equivalents at end of year	$ 12,010	$ 10,579	$ 5,397
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid - net of amount capitalized	$ 13,943	$ 16,207	$ 10,323
Income taxes paid	$ 977	$ 2,399	$ 11,884

Noncash investing and financing activities: A capital lease obligation of $689 was incurred in 1999 when the Company entered into a lease for new equipment.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(all dollar amounts in thousands, except share data)	Common Stock Shares Issued	Common Stock Amount	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)– Minimum Pension Liability	Common Stock Shares Outstanding	Total Stockholders' Equity
Balances December 31, 1998	60,122,812	$170,686	$315,711	(6,508,973)	$ (85,136)	$(4,675)	53,613,839	$396,586
Comprehensive Earnings, 1999:								
Net Earnings			42,417					42,417
Minimum Pension Liability (Net Of $2,270 Deferred Tax)						3,651		3,651
Comprehensive Earnings, 1999								46,068
Cash Dividends Declared			(16,598)					(16,598)
Stock Options Exercised		(4)		9,778	134		9,778	130
Purchases Of Treasury Stock				(2,206,926)	(32,426)		(2,206,926)	(32,426)
Balances December 31, 1999	60,122,812	170,682	341,530	(8,706,121)	(117,428)	(1,024)	51,416,691	393,760
Comprehensive Earnings, 2000:								
Net Earnings			718					718
Minimum Pension Liability (Net Of $278 Deferred Tax)						(449)		(449)
Comprehensive Earnings, 2000								269
Cash Dividends Declared			(17,451)					(17,451)
Stock Options Exercised		(46)		10,000	133		10,000	87
Stock Option Expense		1,183						1,183
Purchases Of Treasury Stock				(150,300)	(1,300)		(150,300)	(1,300)
Balances December 31, 2000	60,122,812	171,819	324,797	(8,846,421)	(118,595)	(1,473)	51,276,391	376,548
Comprehensive Earnings, 2001:								
Net Earnings			9,660					9,660
Minimum Pension Liability (Net Of $4,446 Deferred Tax)						(8,209)		(8,209)
Comprehensive Earnings, 2001								1,451
Cash Dividends Declared			(17,518)					(17,518)
Stock Options Exercised		(783)		229,700	3,079		229,700	2,296
Tax Benefit Related to Stock Options		176						176
Stock Option Expense		1,902						1,902
Balances December 31, 2001	60,122,812	$173,114	$316,939	(8,616,721)	$(115,516)	$(9,682)	51,506,091	$364,855

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wausau-Mosinee Paper Corporation (the "Company") was formed on December 17, 1997, as a result of the merger of Wausau Paper Mills Company and Mosinee Paper Corporation. The combined Company manufactures, converts and sells paper and paper products within three principal segments: the Printing & Writing Group, the Specialty Paper Group and the Towel & Tissue Group.

The Printing & Writing Group manufactures, converts and markets a broad line of premium printing and writing grades. In addition, the Group includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products.

The Specialty Paper Group produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure sensitive labeling applications, tape backing and packaging materials for a broad range of food, medical and industrial applications.

The Towel & Tissue Group produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Wausau-Mosinee Paper Corporation and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS
The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market.

INVENTORIES
Pulpwood, finished paper products and approximately 96% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Allocation of the LIFO reserve among the components of inventories is impractical.

PROPERTY, PLANT AND EQUIPMENT
Plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the statements of income.

Buildings are depreciated over a 20 to 45-year period; machinery and equipment over a 3 to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

The Company's policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million or projects that exceed $10 million. Interest capitalized in 2001, 2000 and 1999 was $0.2 million, $1.1 million and $0.6 million, respectively.

Equipment financed by long-term leases, which in effect are installment purchases, have been recorded as assets and the related obligations as debt. Depreciation expense includes amortization on capitalized leases.

Timber and timberlands are stated at net depleted value. The Company capitalizes timber, timberland purchases and reforestation costs. Depletion expense is calculated using the block and units-of-production methods.

ACCOUNTS PAYABLE
The Company's banking system provides for the daily replenishment of major bank accounts as checks are presented for payment. Accordingly, there were negative book cash balances of $2.5 million and $3.3 million at December 31, 2001 and 2000, respectively. These balances result from outstanding checks that had not yet been paid by the bank and are reflected in accounts payable in the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense is the result of changes in the deferred tax asset and liability.

STOCK OPTIONS

As permitted under Statement of Financial Accounting Standard (SFAS) No. 123, the Company continues to measure compensation cost for stock option plans using the "intrinsic value based method" prescribed under APB No. 25, "Accounting for Stock Issued to Employees." See Note 8 for pro forma information on the impact of the fair-value method of accounting for stock options.

EARNINGS PER SHARE

The Company presents both basic and diluted net earnings per share (EPS) amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents (options) outstanding during the respective year. The difference between basic and diluted EPS for the Company is solely attributable to stock options. The Company uses the treasury stock method to calculate the impact of outstanding stock options. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2001, 2000 and 1999, options for 778,855, 1,032,475, and 445,129 shares, respectively, were excluded from the diluted EPS calculation for Wausau-Mosinee Paper Corporation common stock because the options were anti-dilutive.

Basic and diluted earnings per share are reconciled as follows:

(all dollar amounts in thousands, except per share data)	2001	2000	1999
Net earnings	$9,660	$ 718	$42,417
Basic weighted average common shares outstanding	51,466,000	51,354,000	52,265,000
Diluted weighted average common shares outstanding	51,554,000	51,373,000	52,365,000
Net earnings per share-basic	$ 0.19	$0.01	$ 0.81
Net earnings per share-diluted	$ 0.19	$0.01	$ 0.81

REVENUE RECOGNITION

Revenue is recognized upon shipment of goods and transfer of title to the customer. The Company grants credit to customers in the ordinary course of business.

CONCENTRATION OF CREDIT RISK

A substantial portion of the Company's accounts receivable is with customers in various paper converting, paper merchant or distribution businesses. Net sales from one major customer was approximately 10.6% of total net sales in 2001. Receivables from the same customer as a percent of year-end receivables amounted to 6.1% in 2001.

OTHER INCOME AND EXPENSE

During 2000 the Company recorded a pre-tax charge of $2.0 million to cover settlements related to antitrust claims against the Company's subsidiary, Bay West Paper Corporation. In the opinion of management, Bay West has not violated any antitrust laws and future costs are not expected to be significant.

DERIVATIVES

The Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. SFAS 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion 20, "Accounting Changes." The Company has used derivative instruments to mitigate its exposure to interest rate risk. The Company does not issue such instruments for trading purposes. The adoption of this accounting standard did not impact net earnings as both interest rate swaps outstanding at January 1, 2001 were completely effective in hedging the related debt instruments. At December 31, 2001, there are no interest rate swap agreements outstanding. See Note 12 for additional information on the interest rate swap agreements.

CHANGES IN ACCOUNTING POLICIES

In July 2000, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." The Company adopted EITF 00-10 and has restated all comparative prior period financial statements. Under its provisions, all shipping and handling costs are now classified as part of cost of sales. Previously, shipping and handling costs were netted against gross sales in arriving at net sales. These reclassifications have no impact on net earnings, but they do impact net sales and cost of sales. The total shipping and handling costs reclassified from net sales to cost of sales was $39.6 million, $38.8 million and $38.1 million in 2001, 2000 and 1999, respectively.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 143, "Accounting for Asset Retirement Obligations". The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", in August 2001.

SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method, thus eliminating the use of the pooling-of-interest method for business combinations.

SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets may be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company's adoption of SFAS No. 142 on January 1, 2002 is not anticipated to have a material impact on the consolidated financial statements as of the date of adoption.

SFAS No. 143 establishes accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that if reasonably estimable, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of adopting this standard.

SFAS No. 144 addresses the timing and measurement of recognizing an impairment loss on long-lived assets that may not be recoverable from future operating cash flow. SFAS No.144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of this statement to have a material impact on its results of operations.

RECLASSIFICATIONS

Certain prior-year amounts in the financial statements and the notes have been reclassified to conform to the 2001 presentation.

NOTE 2
RESTRUCTURING

In March 2000, the Company announced the decision to close the Sorg Paper Company mill ("Sorg") in Middletown, Ohio effective May 15, 2000 and, as a result, recorded a $25 million pre-tax restructuring charge in the first quarter of 2000. In the fourth quarter of 2000, the estimate was revised downward from $25.0 million to $22.3 million, resulting in a $2.7 million pre-tax adjustment that increased fourth quarter 2000 operating profit. The reduction in estimated costs to close Sorg related principally to lower than expected termination costs and favorable curtailment gains for pension and postretirement plans. The closure resulted in the termination of 160 hourly and salaried employees. In addition to severance benefits for terminated employees, the restructuring charge included estimated costs related to the write-down and disposal of the Sorg property, plant and equipment, curtailment gains or losses for related pension and postretirement plans and other closure related costs. The asset write-down was based upon the amount by which the carrying values of the building, machinery and spare parts exceeded fair values of those assets as determined by an independent third-party appraisal firm.

The following is a summary of the restructuring charges accrued and activity through December 31, 2001, related to the Sorg closure:

(all dollar amounts in thousands)	Employee Termination	Asset Write-down	Pension and Postretirement	Other	Total
Initial charge, March 31, 2000	$ 4,321	$ 21,622	$(1,925)	$ 982	$ 25,000
Reserve adjustments	(1,800)	(215)	(801)	130	(2,686)
Payments/charges	(2,318)	(19,909)	2,726	(834)	(20,335)
Balance at December 31, 2000	203	1,498	—	278	1,979
Payments/charges	(101)	(938)	—	(113)	(1,152)
Balance at December 31, 2001	$ 102	$ 560	$ —	$ 165	$ 827

At December 31, 2000, all employees had been terminated from Sorg and as of December 31, 2001, severance payouts had been paid. In addition, $17.8 million in asset disposal costs was reclassified to property, plant and equipment to reflect the write-down to fair value of idled assets related to the closure. As of December 31, 2001, the Sorg fixed assets including all buildings, equipment and spare parts not usable by the Company's other mills, continue to be actively marketed to interested parties.

NOTE 3
SUPPLEMENTAL BALANCE SHEET INFORMATION

(all dollar amounts in thousands)	2001	2000
Receivables		
Trade	$ 73,349	$ 78,057
Other	727	2,962
	74,076	81,019
Less: allowances	(4,651)	(3,837)
	$ 69,425	$ 77,182
Inventories		
Raw materials	$ 34,349	$ 49,530
Work in process and finished goods	80,343	101,831
Supplies	29,181	30,479
Inventories at cost	143,873	181,840
LIFO reserve	(19,535)	(30,491)
	$ 124,338	$ 151,349
Property, plant and equipment		
Buildings	$ 134,979	$ 130,666
Machinery and equipment	1,043,694	1,009,881
	1,178,673	1,140,547
Less: accumulated depreciation	(564,108)	(510,814)
Net depreciated value	614,565	629,733
Land	5,307	5,021
Timber and timberlands, net of depletion	5,620	5,478
Idle assets	98	98
Construction in progress	9,338	21,874
	$ 634,928	$ 662,204
Accrued and other liabilities		
Payrolls	$ 7,868	$ 5,844
Vacation pay	11,163	10,669
Employee retirement plans	7,402	8,844
Taxes other than income	3,059	3,150
Cash dividends declared	4,383	4,362
Stock appreciation rights	2,621	2,194
Rebates	7,752	8,040
Other	13,003	12,630
	$ 57,251	$ 55,733

NOTE 4
DEBT

The Company has a short-term bank revolving credit note that provides for the borrowing of up to $12.5 million. The note terminates on March 7, 2003. As of December 31, 2001, there were no borrowings against this note.

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	2001	2000
Unsecured:		
Senior notes with interest at 7.20% to 7.43%, due August 31, 2007 to August 31, 2011	$138,500	$138,500
Industrial development bonds due July 1, 2023 with interest at variable rates	19,000	19,000
Revolving credit agreement with financial institutions, with weighted average interest rate of 2.51% and 7.27%, respectively	25,000	63,000
Commercial paper with weighted average interest rate of 2.39% and 7.16%, respectively	3,775	29,965
Subtotal	186,275	250,465
Premium on senior notes	5,989	—
Total long-term debt	$192,264	$250,465

The Company has $138.5 million outstanding in private placement notes that were closed and funded on August 31, 1999. The principal amounts, maturities, and interest rates on the notes are (1) $35 million, 8 years, 7.20%; (2) $68.5 million, 10 years, 7.31%; and (3) $35 million, 12 years, 7.43%. At August 31, 1999, the Company entered into an interest rate swap agreement under which the interest rate paid by the Company with respect to (1) $58.5 million of the 10-year notes will be the three month LIBOR rate, plus .4925% and (2) $30 million of the 12-year notes will be the three month LIBOR rate, plus .55%. On March 17, 2001, the Company terminated its interest rate swap agreement with respect to its 7.43% senior notes due August 31, 2011 in exchange for receiving a cash payment of $2.3 million. On August 10, 2001, the Company terminated its interest rate swap agreement with respect to its 7.31% senior notes due August 31, 2009 in exchange for receiving a cash payment of $4.1 million. The amounts received from the swap counter-parties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments.

The Company has a $150 million unsecured revolving credit agreement with four participating banks that matures on December 10, 2004. Under the facility, the Company may elect the base for interest from either domestic or offshore rates. In addition, the facility provides for competitive bid loan options amongst the bank group. The Company pays the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Facility fees paid were $282,000 in 2001.

In addition to general business and reporting covenants customary in financing agreements of these types, the senior notes and revolving credit facility require the Company to comply quarterly with a consolidated debt to capital ratio less than 60% and an adjustable minimum net worth covenant as defined in the agreements. In addition, the revolving credit facility includes an interest coverage ratio covenant of 3.5 times. As of December 31, 2001 and 2000, the Company was in compliance with all required covenants.

The Company maintains an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under the Company's revolving credit agreement equal to the amount of outstanding commercial paper. The amounts outstanding at December 31, 2001 and 2000 have been classified as long-term as the Company intends and has the ability to refinance the obligations under the revolving credit agreement.

The aggregate annual maturities of long-term debt are as follows:

(all dollar amounts in thousands)	2002	2003	2004	2005	2006	Thereafter
Annual maturities	—	—	$28,775	—	—	$ 157,500

NOTE 5
LEASE COMMITMENTS

The Company has various leases for real estate, mobile equipment and machinery which generally provide for renewal privileges or for purchase at option prices established in the lease agreements. Property, plant and equipment includes the following amounts for capitalized leases:

(all dollar amounts in thousands)	2000
Machinery and equipment	$ 1,815
Allowance for amortization	(1,571)
Net value	$ 244

During 2001, the obligation under the capital lease was fully amortized and final payment was made to the lessor. Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

(all dollar amounts in thousands)	Operating Leases
2002	$ 2,594
2003	2,209
2004	2,178
2005	2,105
2006	2,097
Thereafter	7,272
Total minimum payments	$18,455

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	**2001**	2000	1999
Rent expense	**$7,730**	$6,107	$5,530

NOTE 6
PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and non-union employees are based on pay and company performance. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

The Company has supplemental retirement agreements with certain present and past key officers, directors and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

The Company also provides certain defined benefit postretirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit postretirement plans are unfunded.

The following schedules present changes in, and components of, the Company's net assets (liabilities) for retirement and other postretirement benefits at December 31, 2001 and 2000:

(all dollar amounts in thousands)	Retirement Benefits 2001	Retirement Benefits 2000	Other Benefits 2001	Other Benefits 2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$107,861	$104,393	$ 57,248	$ 65,096
Service cost	4,177	4,376	1,501	1,329
Interest cost	8,170	7,569	4,287	3,989
Amendments	3,905	906	—	(1,615)
Net actuarial (gain) loss	7,054	(367)	4,555	(4,454)
Participant contributions	—	—	1,330	977
Benefits paid	(8,490)	(8,709)	(6,475)	(6,395)
Curtailments and settlements	—	(307)	—	(1,679)
Benefit obligation at end of year	$122,677	$107,861	$ 62,446	$ 57,248
Change in plan assets:				
Fair value at beginning of year	$ 75,826	$ 65,073	$ —	$ —
Actual return (loss)	(10,269)	7,927	—	—
Company contributions	13,318	9,261	5,145	5,418
Participant contributions	—	—	1,330	977
Benefits paid	(8,490)	(8,709)	(6,475)	(6,395)
Cash contribution subsequent to measurement date	1,386	2,274	—	—
Fair value at end of year	$ 71,771	$ 75,826	$ —	$ —
Net amount recognized:				
Funded status	$ (50,906)	$ (32,035)	$(62,446)	$(57,248)
Unrecognized prior service cost	14,925	12,775	(1,364)	(1,721)
Unrecognized transition asset	(404)	(566)	—	—
Unrecognized net actuarial loss (gain)	18,560	(5,290)	4,834	(85)
Accrued benefit cost	$ (17,825)	$ (25,116)	$(58,976)	$(59,054)
Amounts recognized in the Balance Sheet consist of:				
Accrued benefit liability	$ (47,375)	$ (38,585)	$(58,976)	$(59,054)
Intangible asset	14,521	11,095	—	—
Accumulated other comprehensive income	15,029	2,374	—	—
Net amount recognized	$ (17,825)	$ (25,116)	$(58,976)	$(59,054)
Weighted average assumptions at end of year:				
Discount rate	7.25%	7.75%	7.25%	7.75%
Expected return on plan assets	9.0%	9.0%	n/a	n/a
Rate of compensation increase	5.0%	5.0%	n/a	n/a

The Company selected September 30, 2001 and 2000 as the measurement dates for plan assets and obligations in 2001 and 2000, respectively.

At December 31, 2001 and 2000, the aggregate amounts relating to underfunded plans are as follows:

(all dollar amounts in thousands)	2001	2000
Projected benefit obligation	$122,677	$107,861
Accumulated benefit obligation	119,281	104,511
Fair value of plan assets	71,771	75,826

In 2000, curtailment and settlement income of $2.7 million was attributable to the closure of the Sorg Paper Company and was recognized as a component of restructuring expense. The restructuring plan is discussed in Note 2 to the consolidated financial statements. The components of net periodic benefit costs recognized in the Consolidated Statements of Income were as follows:

(all dollar amounts in thousands)	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost:						
Service cost	$ 4,177	$ 4,376	$ 4,660	$1,501	$ 1,329	$ 1,870
Interest cost	8,170	7,569	7,221	4,287	3,989	4,501
Expected return on plan assets	(6,469)	(5,488)	(4,919)	—	—	—
Amortization of:						
Prior service cost	1,670	1,535	1,478	(357)	(508)	(226)
Transition (asset)	(162)	(162)	(163)	—	—	—
Actuarial loss	(57)	46	345	(187)	(338)	90
Curtailments and settlements	—	—	—	—	—	(1,874)
Subtotal	7,329	7,876	8,622	5,244	4,472	4,361
Components charged to restructuring expense:						
Settlement and curtailment	—	346	—	—	(3,076)	—
Net periodic benefit cost	$ 7,329	$ 8,222	$ 8,622	$5,244	$ 1,396	$ 4,361

For purposes of determining the obligation for postretirement medical benefits in 2001, the Company has assumed a health care cost trend rate of 9%, declining by 1% annually for four years to an ultimate rate of 5%. For 2000, the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit was 10%, declining by 1% for five years to an ultimate rate of 5%.

Assumed health care cost trend rates significantly impact reported amounts for retiree medical benefits. For 2001, the effect of a one-percentage point change in the assumed health care cost trend rate would have had the following effects:

(all dollar amounts in thousands)	One percentage point Increase	One percentage point Decrease
Effect on the postretirement benefit obligation	$7,381	$(6,578)
Effect on the sum of the service cost and interest cost components	834	(727)

The Company also sponsors defined contribution pension plans, several of which provide for Company contributions based on a percentage of employee contributions. The cost of such plans totaled $1,091,000 in 2001, $850,000 in 2000 and $1,060,000 in 1999.

The Company has deferred compensation agreements with certain present and past key officers, directors and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The annual cost of the deferred compensation agreements is not significant.

NOTE 7
INCOME TAXES

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

The provision (benefit) for income taxes is comprised of the following:

(all dollar amounts in thousands)	2001	2000	1999
Current tax expense (benefit):			
Federal	$3,308	$ —	$13,063
State	1,328	1,042	1,613
Total current	4,636	1,042	14,676
Deferred tax expense (benefit):			
Federal	1,782	387	9,762
State	(748)	(1,009)	1,162
Total deferred	1,034	(622)	10,924
Total provision for income taxes	$5,670	$ 420	$25,600

A reconciliation between taxes computed at the federal statutory rate and the Company's effective tax rate follows:

(all dollar amounts in thousands)	2001		2000		1999	
Federal statutory tax rate	$5,351	35.0%	$398	35.0%	$23,827	35.0%
State taxes (net of federal tax benefits)	319	2.0	22	1.9	1,804	2.6
Other	—	—	—	—	(31)	—
Effective tax	$5,670	37.0%	$420	36.9%	$25,600	37.6%

At the end of 2001, $82,075,000 of unused state operating loss and credit carryovers existed which may be used to offset future state taxable income in various amounts through the year 2016. Because separate state tax returns are filed, the Company is not able to offset consolidated income with the subsidiaries' losses. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

(all dollar amounts in thousands)	2001	2000
Deferred tax assets:		
Allowances on accounts receivable	$ 2,741	$ 2,279
Accrued compensated absences	3,975	3,530
Stock appreciation rights plans	1,022	1,935
Stock options	1,314	572
Pensions	8,923	9,958
Inventories	3,143	2,863
Postretirement benefits	23,589	22,814
Restructuring reserve	5,209	7,584
Postemployment benefits	274	301
Other accrued liabilities	8,091	1,367
State net operating loss carry forward	6,151	3,782
Other	512	1,485
Gross deferred tax asset	64,944	58,470
Less valuation allowance	(3,713)	(2,569)
Net deferred tax assets	61,231	55,901
Deferred tax liabilities:		
Property, plant and equipment	(143,283)	(138,098)
Other	(9,475)	(8,296)
Gross deferred tax liability	(152,758)	(146,394)
Net deferred tax liability	$ (91,527)	$ (90,493)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(all dollar amounts in thousands)	2001	2000
Net deferred tax assets	$ 14,111	$ 16,463
Net long-term deferred tax liabilities	(105,638)	(106,956)
Net deferred tax liability	$ (91,527)	$ (90,493)

A valuation allowance has been recognized for a subsidiary's state loss carry forward and future deductible items as cumulative losses create uncertainty about the realization of the tax benefits in future years.

NOTE 8

STOCK OPTIONS AND APPRECIATION RIGHTS

The Company maintains various employee stock option plans. The plans specify purchase price, time and method of exercise. Payment of the option price may be made in cash or by tendering an amount of common stock having a fair market value equal to the option price.

Options are granted for terms up to 20 years, the option price being equal to the fair market value of the Company's common stock at the date of grant for incentive and non-qualified options.

On April 19, 2001, the Company's shareholders approved the 2000 Stock Option Plan. As a result, 1,046,013 options issued prior to April 19, 2001, were approved. Of the total 1,046,013 shares, 783,513 shares related to grants of fixed options and 262,500 shares related to grants of performance based options that subsequently lapsed. Prior to shareholder approval, expense was recorded for these options to the extent that the fair market value of the Company's stock exceeded the price of the option on the date of shareholder approval. For the years ended December 31, 2001 and December 31, 2000, the provision for stock options outstanding was $1,902,000 and $1,183,000, respectively. In December 2001, the Company issued 315,000 performance-based options that vest in relation to achieving certain operating profit levels in 2002. No compensation expense has been recorded for these options in 2001.

The following table summarizes the activity relating to the Company's stock option plans:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	1,312,375	$14.19	1,322,375	$14.18	1,052,250	$13.93
Granted	1,228,513	9.58	53,000	9.72	335,265	15.55
Terminated	(253,620)	16.00	(53,000)	17.16	(55,362)	17.97
Exercised	(229,700)	10.00	(10,000)	8.75	(9,778)	13.13
Options outstanding at end of year	2,057,568	$13.84	1,312,375	$14.19	1,322,375	$14.18
Options exercisable at end of year	1,722,568	$13.86	1,312,375	$14.19	1,282,375	$14.23

Additional information regarding the fixed option grants outstanding and exercisable at December 31, 2001, is as follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$ 8.75–$13.13	1,221,717	16.96	$12.49	1,201,717	$12.50
$15.88–$21.61	520,851	14.33	$17.01	520,851	$14.23
	1,742,568			1,722,568	$17.01

The exercise price for the 315,000 performance based options outstanding at December 31, 2001 is $10.71.

Pro forma net earnings and earnings per share had the Company elected to adopt the "fair value based method" of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," are as follows:

(all dollar amounts in thousands, except per share data)	2001	2000	1999
Net earnings:			
As reported	$9,660	$ 718	$42,417
Pro forma	$9,143	$ 560	$40,976
Earnings per share – diluted:			
As reported	$ 0.19	$0.01	$ 0.81
Pro forma	$ 0.18	$0.01	$ 0.78

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option pricing model based on the following weighted-average assumptions:

	2001	2000
Risk-free interest rate	5.84%	6.26%
Expected life in years	6	6
Price volatility	36.41%	45.12%
Dividend yield	3.58%	3.49%

STOCK APPRECIATION RIGHTS:

The Company maintains various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Company stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's stock appreciation rights plans:

	2001	2000	1999
Rights outstanding at beginning of year (number of shares)	470,855	624,855	952,991
Granted	—	—	106,558
Terminated	(101,683)	—	(405,905)
Exercised	(61,367)	(154,000)	(28,789)
Rights outstanding and exercisable at end of year (number of shares)	307,805	470,855	624,855
Price range of rights exercised	$5.88–9.42	$6.49–9.70	$4.46
Price range of outstanding and exercisable rights:			
$4.06 – $9.70	292,930	354,297	508,297
$15.88 – $17.16	14,875	116,558	116,558

At December 31, 2001, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of $4.06-$9.70 was 8.6 years and with an exercise price of $15.88-$17.16 was 17.0 years.

DIVIDEND EQUIVALENTS:

The Company maintains the 1991 Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Company stock. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's dividend equivalent plan:

	2001	2000	1999
Equivalents outstanding at beginning of year (number of shares)	205,433	205,433	257,930
Exercised	(31,319)	—	(52,497)
Equivalents outstanding and exercisable at end of year (number of shares)	174,114	205,433	205,433

The provision (credit) for stock appreciation rights and dividend equivalents were as follows:

(all dollar amounts in thousands)	2001	2000	1999
Stock appreciation rights	$744	$19	$(3,242)
Dividend equivalents	97	63	(8)
Total	$841	$82	$(3,250)

NOTE 9
RESEARCH EXPENSES

Expenditures for product development were $4,058,000 in 2001, $3,968,000 in 2000 and $2,293,000 in 1999.

NOTE 10
COMMITMENTS, CONTINGENCIES AND RELATED PARTIES

LITIGATION AND OTHER CLAIMS

The Company may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, liquidity, or results of operations of the Company.

ENVIRONMENTAL MATTERS

The Company is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") notified a subsidiary of the Company that it may be a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin, and nominated the landfill to the Environmental Protection Agency's ("EPA") National Priorities List. No action was taken by either the DNR or the EPA until June 2000, when the DNR requested certain parties who had disposed of waste at the site to form a PRP group to cooperatively investigate the environmental contamination at the site. In October, 2001, the Company entered into an agreement with certain other PRPs to fund a study of the landfill to determine possible remediation strategies. The Company contributed approximately $31,000 to this study. The DNR is evaluating the proposed study and is expected to approve or recommend modifications to the proposed study in 2002. As of year-end, the Company estimated that the costs of remediation of the entire site will be approximately $3 million, based on the remediation method the Company's consultants believe to be the most likely to be used. This estimate is preliminary and is based on information now known to the Company. Actual costs of remediation of the site could be materially different and no timetable for the actual remediation work has yet been developed. The Company's share of the cost of such remediation cannot be determined with certainty at this time, but based on the estimated costs at year-end and the number and nature of the other potential responsible parties, the Company is of the opinion that such costs will not have a material adverse impact on the operations, financial condition, or liquidity of the Company.

The U.S. Environmental Protection Agency has published regulations, commonly referred to as the "Cluster Rules," affecting pulp and paper industry discharges of wastewater and gaseous emissions. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including some of the Company's mills. Based on its evaluation of the rules, the Company spent approximately $1.9 million in 2001 to comply with the Cluster Rules. No additional capital spending is expected to be spent related to these regulations.

OTHER COMMITMENTS

As of December 31, 2001, the Company was committed to spend approximately $6.0 million to complete capital projects which were in various stages of completion.

The Company's Groveton, New Hampshire mill is committed to the transportation of a fixed volume of natural gas until November 2019 under a natural gas transportation agreement with the Portland Natural Gas Transmission System Company. The contract is only for the transportation of natural gas from the Company's natural gas suppliers to the Company's mill in New Hampshire. The Company is not required to buy or sell minimum gas volumes under the agreement. The Company is required to pay a minimum transportation fee of approximately $1.0 million annually per the agreement; however, the Company's natural gas requirements exceed the level required to be transported.

NOTE 11

PREFERRED SHARE PURCHASE RIGHTS PLAN

The Company maintains a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per one one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) common stock of the Company (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, the Company may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, the Company may redeem the rights at a price of $.01 per right. The rights will expire on October 31, 2008.

NOTE 12

FINANCIAL INSTRUMENTS

Financial instruments consisted of the following:

CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of the same remaining maturities. At December 31, 2001, the fair value of the long-term debt exceeded the carrying value by approximately $0.7 million.

INTEREST RATE AGREEMENT

Interest rate swaps designated in fair value hedge relationships were used by the Company to mitigate the risk of reductions in the fair value of existing fixed rate long-term notes due to decreases in LIBOR based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates.

During 2001, the interest rate agreements were terminated. The amounts received from the swap counter-parties at termination approximated the fair values of the swaps at the respective termination dates. Accordingly, the amount of the swap asset recorded has been eliminated from the balance sheet at the termination date. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by $367,000 for the year ended December 31, 2001. The agreement decreased interest expense by $589,000, $230,000 and $320,000 in 2001, 2000 and 1999, respectively. At December 31, 2000, the fair value of the interest rate swap agreement was unfavorable by $6.1 million.

NOTE 13
SEGMENT DATA

FACTORS USED TO IDENTIFY REPORTABLE SEGMENTS
The Company's operations are classified into three principal reportable segments: the Printing & Writing Group, the Specialty Paper Group and the Towel & Tissue Group, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production and technology strategies.

PRODUCTS FROM WHICH REVENUE IS DERIVED
The Printing & Writing Group produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin and Groveton, New Hampshire. The Printing & Writing Group also includes two converting facilities which produce laminated roll wrap and related specialty finishing and packaging products, and a converting facility which converts printing and writing grades. The Specialty Paper Group produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin and Jay, Maine. The Towel & Tissue Group manufactures a complete line of towel, tissue, soap and dispensing systems for the "away-from-home" market. The Towel & Tissue Group operates a paper mill in Middletown, Ohio and a converting facility in Harrodsburg, Kentucky.

MEASUREMENT OF SEGMENT PROFIT AND ASSETS
The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

RECONCILIATIONS
The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(all dollar amounts in thousands)	2001	2000	1999
NET SALES			
EXTERNAL CUSTOMERS			
Printing & Writing	$392,026	$395,992	$403,276
Specialty Paper	354,181	408,979	412,419
Towel & Tissue	197,522	185,953	167,040
	$943,729	$990,924	$982,735
NET SALES INTERSEGMENT			
Printing & Writing	$ 8,687	$ 8,003	$ 3,343
Specialty Paper	462	1,708	9,190
Towel & Tissue	—	21	126
	$ 9,149	$ 9,732	$ 12,659
OPERATING PROFIT			
Printing & Writing	$ 25,807	$ 20,109	$ 40,658
Specialty Paper	(9,390)	10,942	21,532
Specialty Paper – restructuring expense	—	(22,314)	—
Total Specialty Paper	(9,390)	(11,372)	21,532
Towel & Tissue	26,382	21,631	22,381
TOTAL REPORTABLE SEGMENT OPERATING PROFIT	42,799	30,368	84,571
Corporate and eliminations	(12,192)	(11,144)	(4,925)
Interest expense	(14,416)	(15,713)	(11,823)
Other income (expense)	(861)	(2,373)	194
Earnings before income taxes	$ 15,330	$ 1,138	$ 68,017
SEGMENT ASSETS			
Printing & Writing	$294,241	$314,774	
Specialty Paper	368,595	402,522	
Towel & Tissue	177,708	180,857	
Corporate & unallocated	51,464	56,341	
	$892,008	$954,494	

OTHER SIGNIFICANT ITEMS

(all dollar amounts in thousands)	Interest Income	Depreciation, Depletion and Amortization	Expenditures for Long-Lived Assets
2001			
Printing & Writing	**$ —**	**$16,972**	**$ 9,308**
Specialty Paper	**15**	**25,277**	**8,615**
Towel & Tissue	**—**	**17,214**	**10,902**
Corporate & unallocated	**247**	**1,485**	**966**
	$262	**$60,948**	**$29,791**
2000			
Printing & Writing	$ 15	$16,546	$18,273
Specialty Paper	3	24,037	59,937
Towel & Tissue	—	16,405	5,793
Corporate & unallocated	120	1,872	2,893
	$138	$58,860	$86,896
1999			
Printing & Writing	$ 66	$15,757	$23,023
Specialty Paper	8	22,978	47,234
Towel & Tissue	—	14,848	9,652
Corporate & unallocated	156	1,429	710
	$230	$55,012	$80,619

COMPANY GEOGRAPHIC DATA

The Company has no long-lived assets outside the United States. Net sales to customers within the United States and other countries are as follows:

(all dollar amounts in thousands)	**2001**	2000	1999
United States	**$884,088**	$918,468	$917,692
All foreign countries	**59,641**	72,456	65,043
	$943,729	$990,924	$982,735

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY FINANCIAL DATA (UNAUDITED)

(all dollar amounts in thousands, except per share data)

	First Quarter*	Second Quarter	Third Quarter	Fourth Quarter**	Annual
2001					
Net sales*	**$234,145**	**$240,637**	**$245,106**	**$223,841**	**$943,729**
Gross profit	**16,189**	**24,132**	**30,550**	**26,443**	**97,314**
Operating profit (loss)	**(3,064)**	**7,718**	**15,415**	**10,538**	**30,607**
Net earnings (loss)	**(4,749)**	**2,410**	**7,250**	**4,749**	**9,660**
Net earnings (loss) per share basic and diluted	**$ (0.09)**	**$ 0.05**	**$ 0.14**	**$ 0.09**	**$ 0.19**
2000					
Net sales***	$253,736	$254,980	$250,650	$231,558	$990,924
Gross profit	28,242	31,885	25,837	18,555	104,519
Operating profit (loss)	(15,977)	18,232	11,885	5,084	19,224
Net earnings (loss)	(12,921)	7,798	4,746	1,095	718
Net earnings (loss) per share basic and diluted	$ (0.25)	$ 0.15	$ 0.09	$ 0.02	$ 0.01
1999					
Net sales***	$235,308	$243,777	$255,592	$248,058	$982,735
Gross profit	38,663	37,159	33,697	29,579	139,098
Operating profit	25,131	17,649	22,539	14,327	79,646
Net earnings	14,104	9,727	11,786	6,800	42,417
Net earnings per share basic	$ 0.27	$ 0.19	$ 0.23	$ 0.13	$ 0.81
Net earnings per share diluted	$ 0.26	$ 0.19	$ 0.23	$ 0.13	$ 0.81

* *In 2000, includes an after-tax expense of $16.3 million ($25.0 million pre-tax) or $0.32 per share for restructuring expenses relating to the closure of the Sorg Paper Company.*

** *In 2000, includes an after-tax income of $2.3 million ($2.7 million pre-tax) or $0.04 per share for a change in restructuring expense estimate relating to the closure of the Sorg Paper Company.*

*** *The Company has adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Under its provisions, all shipping and handling costs were reclassified from Net Sales to Cost of Sales. All comparative prior year periods presented have been restated to reflect the change.*

MARKET PRICES FOR COMMON SHARES (UNAUDITED)

	2001			2000			1999		
	Prices		Cash Dividends Paid	Prices		Cash Dividends Paid	Prices		Cash Dividends Paid
Quarter	High	Low	Per Share	High	Low	Per Share	High	Low	Per Share
1st	**$13.00**	**$ 9.94**	**$0.085**	$14.63	$9.50	$0.080	$18.00	$13.94	$0.07
2nd	**14.00**	**11.52**	**0.085**	13.25	8.50	0.085	18.44	12.63	0.08
3rd	**13.58**	**7.85**	**0.085**	10.19	7.75	0.085	18.00	11.94	0.08
4th	**12.16**	**9.65**	**0.085**	12.13	7.56	0.085	14.19	10.63	0.08

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

OPERATING DIVISIONS



PRINTING & WRITING GROUP

	Product	Practical Capacity (tons)	Number of Employees
ADMINISTRATION One Clark's Island Wausau, WI 54403 715/675-3361 Fax: 715/675-8355			
PAPER MANUFACTURING & CONVERTING FACILITIES			
Wausau Papers – Brokaw Mill One Quality Way Brokaw, WI 54417-0305 715/675-3361 Fax: 715/675-5181	Paper Pulp	177,000 100,000	666
Wausau Papers – Groveton Mill Three Mechanic Street Groveton, NH 03582 603/636-1154 Fax: 603/636-6506	Paper	115,000	365
Wausau Papers – Appleton Plant 1117 W. Washington Street Appleton, WI 54914 920/739-9491 Fax: 920/996-1500	Converting	35,000	50
LAMINATED AND COATED PRODUCTS			
Mosinee Converted Products 832 W. James Street Columbus, WI 53925 920/623-3435 Fax: 920/623-1866	Laminated/ Coated Papers	145,000	51
Mosinee Converted Products 3915 Beasley Road Jackson, MS 39213 601/366-3539 Fax: 601/366-4009			22

SPECIALTY PAPER GROUP

	Product	Practical Capacity (tons)	Number of Employees
ADMINISTRATION P.O. Box 900 Mosinee, WI 54455-0900 715/693-2111 Fax: 715/693-4723			
MANUFACTURING FACILITIES			
Rhinelander Mill 515 West Davenport Street Rhinelander, WI 54501 715/369-4100 Fax: 715/369-4141	Paper	148,000	607
Otis Mill 1 Mill Street Jay, ME 04239 207/897-7200 Fax: 207/897-7207	Paper	73,000	267
Mosinee Mill 100 Main Street Mosinee, WI 54455-1497 715/693-2111 Fax: 715/693-4723	Paper Pulp	114,000 96,000	466

TOWEL & TISSUE GROUP

	Product	Practical Capacity (tons)	Number of Employees
HEADQUARTERS, CONVERTING & DISTRIBUTION FACILITY			
Bay West Paper Corporation 1150 Industry Road Harrodsburg, KY 40330-0189 859/734-0538 Fax: 859/734-8219	Converted Towel & Tissue	190,000	478
TOWEL & TISSUE MILL			
Bay West Paper Corporation 700 Columbia Avenue Middletown, OH 45042-0810 513/424-2999 Fax: 513/420-8570	Towel Tissue Deink Pulp	70,000 35,000 110,000	186

BOARD OF DIRECTORS

SAN W. ORR, JR.
San W. Orr, Jr. is Chairman of the Board of the Company. He is also Advisor, Estate of A.P. Woodson and family. He has also served as interim Chief Executive Officer of the Company and was Chairman of the Board (1987-1997) and a director (1972-1997) of Mosinee Paper Corporation. He has been a director since 1970. He is currently a director of Marshall & Ilsley Corporation.

RICHARD L. RADT
Richard L. Radt is Vice Chairman of the Company. Previously he was President and Chief Executive Officer and a director (1977-1987). He was formerly Vice Chairman (1993-1997), Chairman (1987-1988), and President and Chief Executive Officer (1988-1993) of Mosinee Paper Corporation.

THOMAS J. HOWATT
Thomas J. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing Group (1997-2000), Vice President & General Manager Printing & Writing Division (1994-1997), Vice President & General Manager Wausau Papers of New Hampshire (1993-1994), Vice President Operations Brokaw Mill (1990-1993) and Vice President Administration Brokaw Mill (1987-1990).

WALTER ALEXANDER
Walter Alexander is President of Alexander Lumber Co. He is also a director of Old Second Bancorp, Inc. and was a director of Mosinee Paper Corporation (1987-1997).

HARRY R. BAKER
Harry R. Baker is the former President and Chief Executive Officer (1989-1998) of Marathon Electric Manufacturing Corporation. He has been a director of the Company since 1992 and was also a director of Mosinee Paper Corporation (1995-1997).

GARY W. FREELS
Gary W. Freels is President, Alexander Properties, Inc. (investment management). He is a former President (1992-1995) and Executive Vice President (1989-1992) of M&I First American Bank. He has been a director of the Company since 1996.

DENNIS J. KUESTER
Dennis J. Kuester is President and CEO of Marshall & Ilsley Corporation. He is also Chairman and CEO of M&I Marshall & Ilsley Bank, Chairman of the Board and director of Metavante Corporation and a director of Modine Manufacturing Company. He became a director of the Company in 2001.

DAVID B. SMITH, JR.
David B. Smith, Jr. is currently a consultant. He is a former Vice President, Labor Relations with Weyerhaeuser Company. He has been a director of the Company since 1972.

DIRECTORS EMERITUS

JOHN E. FORESTER
John E. Forester has been a Director Emeritus since 1991. He was a Director (1962-1991) and Chairman of the Board (1970-1983). He was also a Director Emeritus of Mosinee Paper Corporation (1983-1997), a director of Mosinee Paper Corporation (1958-1983), and Chairman of the Board of Mosinee Paper Corporation (1968-1973).

STANLEY F. STAPLES, JR.
Stanley F. Staples, Jr. has been Director Emeritus since 1996. He was a Director (1968-1996). He has also been Director Emeritus of Mosinee Paper Corporation (1995-1997) and a director of Mosinee Paper Corporation (1968-1995). He is currently Chairman of the Board of Alexander Properties, Inc.

RICHARD G. JACOBUS
Richard G. Jacobus became a Director Emeritus in 2001. He is Chairman of Jacobus Wealth Management, Inc. (multiple client family office). He is a former President and Chief Executive Officer of Johnson International, Inc. He was a director of Mosinee Paper Corporation (1985-1997).

CORPORATE OFFICERS

SAN W. ORR, JR.
Chairman of the Board

RICHARD L. RADT
Vice Chairman of the Board

THOMAS J. HOWATT
President and Chief Executive Officer

STUART R. CARLSON
Executive Vice President, Administration

SCOTT P. DOESCHER
Senior Vice President, Finance, Secretary and Treasurer

ALBERT K. DAVIS
Senior Vice President, Specialty Paper Group

JOHN J. SCHIEVELBEIN
Senior Vice President, Printing & Writing Group

DAVID L. CANAVERA
Senior Vice President, Towel & Tissue Group

DENNIS M. URBANEK
Senior Vice President, Engineering and Environmental Services

SHERRI L. CRAKER
Assistant Secretary

CORPORATE AND GROUP MANAGEMENT

CORPORATE

ROGER A. PETERSON
Vice President, Corporate Purchasing

RAYMOND A. LIGHTHART
Vice President, Corporate Information Technology

SPECIALTY PAPER GROUP

ALBERT K. DAVIS
Senior Vice President, Specialty Paper Group

JEFFREY A. VERDOORN
Vice President Operations, Mosinee

DOUGLAS M. AZIZ
Vice President Sales and Marketing, Mosinee

DENNIS G. LEISTEN
Vice President Finance, Specialty Paper Group

JOHN E. KATCHKO
Vice President Technical, Specialty Paper Group

MICHAEL J. BEHRENS
Vice President Human Resources, Specialty Paper Group

PATRICK J. MEDVECZ
Vice President Operations, Rhinelander

WILLIAM F. IGOE
Vice President Operations, Otis

THOMAS A. VERGERONT
Vice President and General Manager, Lake States Division

JAMES H. RIEHL, JR.
Vice President Sales and Marketing Rhinelander & Otis

PRINTING & WRITING GROUP

JOHN J. SCHIEVELBEIN
Senior Vice President, Printing & Writing Group

THOMAS W. CRAVEN
Vice President Operations, Brokaw

RANDALL L. BLANK
Vice President Finance, Printing & Writing Group

CHARLES M. PETH
Vice President Sales and Marketing, Printing & Writing Group

CURTIS R. SCHMIDT
Vice President Human Resources, Printing & Writing Group

NORMAN O. HANSEN III
Vice President and General Manager, Mosinee Converted Products

DAVID M. ATKINSON
Vice President Operations, Groveton

TOWEL & TISSUE GROUP

DAVID L. CANAVERA
Senior Vice President, Towel & Tissue Group

MICHAEL R. WILDENBERG
Vice President Sales and Marketing, Bay West

CLARK L. CARTER
Vice President Finance, Bay West

ANDREW J. FRAUENHOFFER
Vice President Operations, Bay West (Kentucky)

RICHARD W. EARLY
Vice President Operations, Bay West (Ohio)

GENERAL INFORMATION

CORPORATE OFFICE

1244 Kronenwetter Drive
Mosinee, Wisconsin 54455-9099
Tel.: 715/693-4470
Fax: 715/692-2082
Visit us at our Web site: www.wausaumosinee.com

FORM 10-K

A copy of Wausau-Mosinee's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by sending a written request to: Scott P. Doescher, Sr. Vice President – Finance at Wausau-Mosinee Paper Corporation, Corporate Headquarters, 1244 Kronenwetter Drive, Mosinee, Wisconsin 54455-9099

STOCK TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll Free: 800/509-5586

STOCK EXCHANGE

Wausau-Mosinee Paper Corporation common stock is listed on the New York Stock Exchange under the symbol "WMO."

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Wausau-Mosinee Paper Corporation offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau-Mosinee Paper Corporation's stock with cash dividends or with additional voluntary cash investments. Beneficial shareholders (shares held by brokers in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (shares are held in shareholders' names) should direct inquires and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll Free: 800/509-5586

INDEPENDENT ACCOUNTANTS

Arthur Andersen LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

PRODUCTION NOTES

This report is printed on Wausau® Astropaque™ and Wausau® Royal Laid®.

The cover is printed on Wausau® Astropaque™ 80 lb. cover. The narrative section is printed on Wausau® Astropaque™ 80 lb text. Financial information is printed on Wausau® Royal Laid® Ivory 70 lb. text.

The entire report can be recycled in collection programs that accept mixed paper. Please check with your local recycling service provider if you are uncertain about what papers may be included. Thank you for recycling.

wausau•mosinee
paper corporation

1244 KRONENWETTER DRIVE
MOSINEE, WISCONSIN 54455-9099
715.693.4470 FAX 715.692.2082
WWW.WAUSAUMOSINEE.COM